Filed Pursuant to Rule 433

Registration No. 333-254632-01

Florida Power & Light Company

Pricing Term Sheet

November 16, 2021

Issuer:	Florida Power & Light Company
Designation:	First Mortgage Bonds, 2.875% Series due December 4, 2051
Registration Format:	SEC Registered
Principal Amount:	$1,200,000,000
Date of Maturity:	December 4, 2051
Interest Payment Dates:	Semi-annually in arrears on June 4 and December 4, beginning June 4, 2022
Coupon Rate:	2.875%
Price to Public:	99.959% of the principal amount thereof
Benchmark Treasury:	2.000% due August 15, 2051
Benchmark Treasury Yield:	2.027%
Spread to Benchmark
Treasury Yield:	85 basis points
Reoffer Yield:	2.877%
Redemption:	Redeemable at any time prior to June 4, 2051, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points; and redeemable at any time on or after June 4, 2051, at 100% of the principal amount plus any accrued and unpaid interest
Trade Date:	November 16, 2021
Settlement Date:	November 18, 2021
CUSIP / ISIN Number:	341081 GE1 / US341081GE16

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Aa2” (stable)
S&P Global Ratings	“A+” (stable)
Fitch Ratings, Inc.	“AA-“ (stable)

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

BofA Securities, Inc.

BNY Mellon Capital Markets, LLC

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Co-Managers:

DNB Markets, Inc.

DZ Financial Markets LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

nabSecurities, LLC

WR Securities, LLC

Junior Co-Managers:

Drexel Hamilton, LLC

MFR Securities, Inc.

R. Seelaus & Co., LLC

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated November 16, 2021.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Fifth Third Securities, Inc. toll-free at (866) 531-5353, RBC Capital Markets, LLC toll-free at (866) 375-6829, Regions Securities LLC collect at (404) 279-7400, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at 800-645-3751.